EXHIBIT 2.02B

Minority (1) Share Sale Agreement

relating to the sale and purchase of a minority part of the issued share capital of uSwitch Limited

(1)	The person named in Schedule 1

(2)	FIRSTCORNER LIMITED

(3)	The EW SCRIPPS COMPANY

Osborne Clarke

One London Wall

London

EC2Y 5EB

Telephone +44 (0) 20 7105 7000

Fax            +44 (0) 20 7105 7005

Contents

1.	Definitions and interpretation	2
2.	Conditions precedent	8
3.	Sale and purchase	8
4.	Consideration	10
5.	Completion	11
6.	Post completion matters	12
7.	Protection of Goodwill	12
8.	General	14
9.	Announcements	16
10.	Costs and expenses	17
11.	Notices	17
12.	Guarantee and indemnity	18
13.	Governing law and jurisdiction	21
Schedule 1		22
The Vendor’s details		22
Schedule 2		23
Schedule 3		24
(Completion requirements)		24
Schedule 4		25
Additional Deferred Consideration		25
Schedule 5		26
Tax Covenant		26

Document in agreed form:

Loan Note Instrument

B Loan Note Instrument

This Agreement is made on 15 March 2006

Between:

(1)	The person whose name and address is set out in Part 1 of Schedule 1 to this Agreement (the “Vendor”);

(2)	FIRSTCORNER LIMITED (registered in England and Wales with company number: 5651121) whose registered office is at 10th Floor, Portland House, Stag Place, London SW1E 5BH (the “Purchaser”); and

(3)	The EW SCRIPPS COMPANY a corporation duly incorporated under the laws of the State of Ohio and whose principal place of business is 312 Walnut Street, Suite 2800, Cincinnati, Ohio, OH 45202, United States of America (the “Guarantor”).

Background:

The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this Agreement.

This Agreement witnesses as follows:

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires, the following definitions shall apply:

“Act”	means the Companies Act 1985;

“Additional Deferred Consideration”	means the price to be paid by the Purchaser for the B Shares and the C Shares pursuant to this Agreement as provided in Clause 4 and to be calculated and payable as set out in Schedule 4;

“Adjustment Account”	has the meaning given to it in the Principal SPA;

“Affiliates”	means in relation to any body corporate (whether or not registered in the United Kingdom), any holding company or subsidiary or subsidiary undertaking of a holding company of such body corporate as defined in sections 736, 736A, 258 and 259 of the Act;

“Agreement”	means this agreement executed as a deed (including any schedule or annexure to it which shall have the same force and effect as if set out in the body of this Agreement);

“Applicable Law”	means any law or regulation, order, decree or other provision having the force of law in any jurisdiction anywhere in the world and which is applicable to any Group Company by reason of its presence or activities in any such jurisdiction;

“B Shares”	means issued B shares of £0.001p in the capital of the Company held by the Vendor as at Completion, as set out in Column 3 of Part 2 of Schedule 1;

“B Loan Note Consideration”	means the amount of the Additional Deferred Consideration to be paid and satisfied by the issue to the Vendors of B Loan Notes in accordance with Clause 4 and Schedule 4;

“B Loan Note Instrument”	means the B Loan Note Instrument in the agreed form proposed to be entered into by the Purchaser and the Guarantor to satisfy the B Loan Note Consideration and creating guaranteed loan notes 2013 of the Purchaser

“B Loan Notes”	means the B Loan Notes constituted by the B Loan Note Instrument to be issued as the B Loan Note Consideration

“Board”	means the board of directors of the Company;

“Business Day”	means a day (other than a Saturday, a Sunday or a bank or public holiday) on which clearing banks are open for normal banking business in the City of London;

“Cash Consideration”	means the cash amount due to the Vendor at Completion pursuant to clause 4.1(a) and as set out in column 5 of Schedule 1;

“Company”	means uSwitch Limited, details of which are set out in Schedule 2;

“Completion”	means the completion of the sale and purchase of the Shares under this Agreement;

“Conditions”	means those matters set out in clause 2.1 and, if more than one, “Condition” shall mean any of them;

“Consideration”	means the aggregate consideration payable by the Purchaser to the Vendor for the Shares under Clause 4 represented by the Cash Consideration, the Loan Note Consideration and/or the B Loan Note Consideration, as specified in that Clause;

“C Shares”	means the issued C Shares of £0.001p each in the capital of the Company and held by the Vendor as at Completion (if any) as set out in Column 4 of Part 2 of Schedule 1;

“Encumbrance”	means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, or any other security agreement or arrangement, or any agreement to create any of the above;

“Group Companies” or “Group”	means the Company and any holding company or any parent company or any subsidiary or subsidiary undertaking of the Company or such companies as defined in sections 736, 736A, 258 and 259 of the Act and “Group Company” means any of them;

“Guarantee”	the guarantee given in clause 12.1(a) (and, where applicable, includes the indemnity given in clause 12.1(b)).

“Guaranteed Obligations”	has the meaning given in clause 12.1.

“Initial Consideration”	means the Cash Consideration and the Loan Note Consideration, to the extent the Vendor is entitled to the same (if at all) as shown in Part 2 of Schedule 1;

“Key Employees”	means Andrew Salmon, Vipul Amin, Jon Miller, Barry Holloway, Susie Bruck, Alan Tattersall, Nick White and Narisa Wild;

“Loan Note Consideration”	means the amount due to the Vendor at Completion (if any) pursuant to clause 4.1(b) and as set out in column 6 of Part 2 of Schedule 1

“Loan Note Instrument”	means the loan note instrument in the agreed form proposed to be entered into by the Purchaser on or before Completion and creating up to £14,610,645 secured loan notes 2008 of the Purchaser;

“Loan Notes”	means the secured loan notes to be constituted and issued in accordance with the terms of the Loan Note Instrument by the Purchaser to the Vendor as part of the Consideration;

“Majority Shares”	means the remaining shares in the issued share capital of the company as at Completion which when aggregated with the Shares will constitute the entire issued share capital of the Company as at Completion;

“Majority SPAs”	means, together, the Principal SPA and the other agreements of the same date as this Agreement each between the Purchaser and certain holders of the Majority Shares, all such agreements together providing for the sale and purchase of the Majority Shares;

“notice”	includes any notice, demand, consent or other communication;

“Ordinary Shares”	means issued Ordinary Shares of £0.001p in the capital of the Company held by the Vendor as at Completion as set out in column 3 of Schedule 1;

“Principal SPA”	means the agreement of the same date as this Agreement between the Purchaser and the holders of approximately 90 per cent. (in aggregate) of the Majority Shares;

“Purchaser’s Accountants”	means Deloitte & Touche LLP;

“Purchaser Group Company” or “Purchaser Group”	means the Purchaser and its Affiliates;

“Restricted Business”

means the business of the Group Companies as carried on at Completion including but limited to:

(i)     the provision to consumers (whether business or non-business) of on-line comparison and switching services in relation to energy, water, heating, insurance, telephony products, broadband, digital TV, all types of personal finance including without limitation credit accounts, credit cards, unsecured loans, secured loans and mortgages, current accounts, cheque accounts, interest bearing accounts, investment accounts, savings accounts, directories, mobile phones and car and home insurance; and

(ii)    the provision to consumers of on-line local residential information based on postcode or other selected address criteria, in relation to property and moving services, property prices, valuation reports, property finding, buying and selling and renting, local area person profiling, local area reporting and location services including without limitation in relation to education, neighbours, policing and crime, transport, council, leisure, and redirection services for domestic product and service price comparison and switching;

including any planned activities and activities under development at Completion.;

“Restricted Period”	means the period commencing on Completion and ending two years thereafter;

“Shares”	means the Ordinary shares and the B Shares or (if any) the C Shares at Completion, held by the Vendor as set out in Part 2 of Schedule 1;

“Territory”	means the entire world;

“Vendor’s Accountant”	means Grant Thornton UK LLP, Churchill House, Chalvey Road East, Slough, Berkshire, SL1 2LS;

“Vendor’s Group”	means the Vendor and any of their Affiliates and excluding any Group Company;

“the Vendor’s Representative”	means Andrew Salmon of 8a Maunsel Road, London SW1P 2QL; and

“Vendor’s Solicitors”	means Osborne Clarke of One London Wall, London EC2Y 5EB.

1.2	In this Agreement, unless the context otherwise requires:

(a)	words in the singular include the plural and vice versa and words in one gender include any other gender;

(b)	a reference to a statute or statutory provision includes:

(i)	any subordinate legislation (as defined in section 21(1) of the Interpretation Act 1978) made under it;

(ii)	any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)	any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it except to the extent that it would create or increase the liability of any party under this Agreement;

(c)	a reference to:

(i)	any “party” means any party to this Agreement as set out at the head of page 1 (and “parties” means all of the parties to this Agreement) and includes its successors in title and permitted assigns;

(ii)	a “person” includes any individual, firm, corporation, body corporate, association or partnership, trust, unincorporated organisation, employee representative body, government or state or agency or department thereof, executors administrators or successors in title (whether or not having a separate legal personality);

(iii)	clauses and schedules and annexures are to clauses and schedules and annexures of this Agreement and references to sub-clauses and paragraphs are references to sub-clauses and paragraphs of the clause or schedule in which they appear;

(iv)	any provision of this Agreement is to that provision as amended in accordance with the terms of this Agreement;

(v)	any document being “in the agreed form” means in a form which has been agreed by the parties on or before the date of this Agreement and for identification purposes signed by them or on their behalf by their solicitors;

(vi)	“writing” shall not, for the avoidance of doubt, include e-mail or any other form of electronic communication, other than facsimile where explicitly stated;

(d)	except as set out in clauses 1.1 and 1.2, terms defined in the Act have the meanings attributed to them by that Act;

(e)	“sterling” and the sign “£” means pounds sterling in the currency of the United Kingdom save that if, pounds sterling ceases to exist as the currency of the United Kingdom, then all references in this Agreement to pounds sterling shall be construed as references to such currency as shall be introduced in substitution therefor at the conversion rate applicable;

(f)	the table of contents and headings are for convenience only and shall not affect the interpretation of this Agreement;

(g)	general words shall not be given a restrictive meaning:

(i)	if they are introduced by the word “other” or “including” or similar words by reason of the fact that they are preceded by words indicating a particular class of act, matter or thing; and

(ii)	by reason of the fact that they are followed by particular examples intended to be embraced by those general words.

2.	Conditions precedent

2.1	Except for the obligations set out in this clause 2, clause 8.10 (Confidentiality), clause 9 (Announcements), clause 10 (Costs and expenses), clause 11 (Notices) and clause 13 (Governing law and jurisdiction) which shall be effective from the date of this Agreement notwithstanding this clause 2.1, all other obligations of the parties under this Agreement notwithstanding this clause 2.1, all other obligations of the parties under this Agreement and Completion are in all respects conditional upon the sale and purchase of the Majority Shares having been completed in accordance with the provisions of the Majority SPAs in all respects subject only to the extent to which such completion is itself conditional upon completion occurring in accordance with the terms of this Agreement.

2.2	The parties acknowledge that the Condition set out in clause 2.1 above is for the benefit of the Vendor and the Purchaser and accordingly such Condition shall be capable of waiver with the consent of the Vendor and Purchaser but not otherwise.

2.3	If the Principal SPA lapses, or is terminated or rescinded pursuant to clause 2.5 of that agreement or otherwise, this Agreement shall then lapse automatically (other than clauses 9 (Announcements), 8.10 (Confidentiality), 10 (Costs and expenses), 13 (Governing law and jurisdiction) which shall remain in full force and effect) and no party to this Agreement shall have any liability to any other party under this Agreement or in respect of the subject matter of this Agreement save in respect of any liabilities which have accrued prior to the Agreement lapsing or in relation to the clauses of this Agreement which remain in force.

2.4	On satisfaction of the Conditions, the provisions of clause 5 shall apply.

2.5	The Purchaser and the Vendor shall do all required of them, prior to Completion, to complete the Majority SPAs in accordance with their respective terms.

3.	Sale and purchase

3.1	Subject to the terms and conditions of this Agreement, the Vendor shall sell and the Purchaser shall purchase the Shares with effect from Completion.

3.2	The Shares shall be sold with full title guarantee with effect from Completion and with the benefit of all rights attaching to or accruing to them as at the date of Completion including all dividends and distributions declared, paid or made by the Company on or after the date of Completion.

3.3	The Purchaser shall not be obliged to complete the purchase unless the sale and purchase of all the Shares and the Majority Shares is completed simultaneously.

3.4	The Vendor hereby irrevocably and unconditionally:

(a)	waives all rights of pre-emption or similar rights over any of the Shares and the Majority Shares conferred on him by either the articles of association of the Company or in any other way; and

(b)	consents to the transfer of the Shares and Majority Shares to the Purchaser.

3.5	The Vendor warrants and covenants at Completion that:

(a)	the Shares set out opposite that Vendor’s name Schedule 1 are fully paid up (or credited as fully paid);

(b)	he is the sole legal and beneficial owner of such Shares and that he has the right to transfer such Shares on the terms of this Agreement and without the consent of any third party save as specified in this Agreement and that they will be transferred free from any Encumbrance;

(c)	he has the full power and authority to enter into and perform this Agreement and each of the documents to be executed by him and delivered pursuant to this Agreement, each of which will constitute valid and binding obligations on him; and

(d)	he is not the subject of any insolvency proceedings under any Applicable Law, he has not proposed a voluntary arrangement or made or proposed any arrangement or composition with its creditors or any class of its creditors.

3.6	None of the covenants set out in clause 3.5 are subject to any qualification whatsoever.

3.7	The Vendor covenants to the Purchaser in the terms of the covenant for taxation as set out in Schedule 5.

3.8	LPMPA applies to any disposition of property made under or pursuant to this Agreement as though such disposition were expressed to be made with full title guarantee, save that:

(a)	the word “reasonably” shall be deleted from the covenant set out in section 2(1)(b) LPMPA;

(b)	the covenant set out in section 3(1) LPMPA shall not be qualified by the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about”; and

Section 6(2) LPMPA shall not apply to any of the covenants (express or implied) deemed to be given in respect of such dispositions.

3.9	Each party warrants to the other that:

(a)	it:

(i)	has the requisite power and authority to enter into and to perform this Agreement; and

(ii)	has obtained or satisfied all corporate, regulatory and other approvals, or any other conditions, necessary to execute this Agreement; and

(ii)	is not the subject of any insolvency proceedings under any Applicable Law, has not proposed a voluntary arrangement or has not made or proposed any arrangement or composition with his creditors or any class of its creditors.

(b)	each of this Agreement and the agreements to be entered into pursuant to this Agreement to which it is a party constitute its binding obligations and will be enforceable in accordance with its terms;

(c)	compliance with the terms of this Agreement will not constitute a default or breach under any provisions of:

(i)	its memorandum or articles of association or other constitutional documents (if a body corporate); or

(ii)	any order, judgment, decree or regulation or any other restriction of any kind by which it is bound; or

(iii)	any agreement or contract to which it is a party or by which it is bound; and

(d)	no consents, approvals, regulations, filings, authorisations or permit are required to be obtained by the Purchaser from any member of the Purchaser’s Group or the Vendor from any member of the Vendor’s Group in connection with the execution or performance of this Agreement.

4.	Consideration

4.1	The Consideration for the sale of the Shares shall comprise the aggregate of:

(a)	the payment by the Purchaser to the Vendor of the Cash Consideration (if any), as adjusted pursuant to sub-clause 6.2 of the Principal SPA and payment shall be made in accordance with sub-clause 5.3; and

(b)	the issue by the Purchaser to the Vendor of that amount of Loan Notes to satisfy the Loan Note Consideration in respect of the Ordinary Shares (if any); and

(c)	the Additional Deferred Consideration.

4.2	The Initial Consideration due under Clause 4.1 shall be satisfied by payment of the Cash Consideration and the delivery on Completion of relevant Loan Note Certificates to the Vendor’s Solicitors whose receipt on behalf of the Vendor shall be good discharge of the obligation to make the relevant payment.

4.3	The Additional Deferred Consideration shall be satisfied by delivery of relevant B Loan Note certificates in such amount and at such times as are required pursuant to Schedule 4.

4.4	The Vendor is entitled based on his pro rata holding of ordinary shares of £0.001p each in the capital of the Company to any payment calculated under clauses 6.5 and 6.6 of the Principal SPA and the Vendor hereby irrevocably authorises the Vendors’ Representative to receive such payment on his behalf from the Purchaser in accordance with the terms of the Principal SPA.

4.5	The Vendor acknowledges and agrees that only the Vendors’ Representative will be involved in the agreement and determination of any amounts due or payable pursuant clause 6 of the Principal SPA.

5.	Completion

5.1	Completion shall take place at the offices of the Vendor’s Solicitors on such date as is required under clause 5.1 of the Principal SPA and shall occur simultaneously with completion of the sale and purchase of the Majority Shares in accordance with the provisions of the Majority SPAs in all respects.

5.2	At Completion, the Vendor shall perform those of his respective obligations under this Agreement which are required to be complied with at Completion and shall deliver to the Purchaser (conditionally upon the Purchaser performing on its obligations referred to in clause 5.3) each of the documents as set out in Schedule 3.

5.3	When the Vendor has complied with the provisions of sub-clause 5.2, the Purchaser shall:

(a)	pay the Cash Consideration to the Vendor in sterling by telegraphic transfer to the client account of the Vendor’s Solicitors at National Westminster Bank plc, account number 00708542, sort code 56-00-05 (the “Nominated Account”) for value on the date of this Agreement. The Vendor hereby irrevocably authorises the Vendor’s Solicitors to receive all sums due to him under this Agreement and on his behalf to distribute the sums payable to the Adjustment Account and in respect of payment of professional fees payable to the Vendor’s Solicitors and other professional advisers. The Vendor hereby authorises the Vendor’s Solicitors to pay the Vendor’s proportion of all professional fees payable by the Vendor in respect of the sale of the Shares;

(b)	to the extent the Vendor is entitled to the same, as set out in Schedule 1, issue the Loan Notes and Loan Note certificates in the agreed form duly executed by the Purchaser representing the Loan Note Consideration to the Vendor;

(c)	deliver to the Vendor’s Solicitors a certified copy of the Loan Note Instrument duly executed by the Purchaser and of the legal charge in respect of the cash deposit securing payments due under the Loan Notes; and

(d)	deliver to the Vendor’s Solicitors a certified copy of an extract of the board minutes of the Purchaser approving this Agreement and all documents in the agreed form to which it is a party, duly executed by it, including without limitation the Loan Note Instrument.

6.	Post completion matters

6.1	The Vendor declares that for as long as he remains the registered holder of the Shares after Completion he will:

(a)	hold the Shares and the dividends and any other moneys paid or distributed in respect of them after Completion and all rights arising out of or in connection with them after Completion in trust for the Purchaser; and

(b)	deal with the Shares and all such dividends, distributions and rights as the Purchaser may direct for the period between Completion and the day on which the Purchaser or its nominee is entered in the register of members of the Company as the holder of the Shares.

6.2	The Vendor irrevocably appoints the Purchaser as his attorney for the purpose of exercising any rights, privileges or duties attaching to the Shares including receiving notices of and attending and voting at all meetings of the members of the Company from Completion to the day on which the Purchaser or its nominee is entered in the register of members of the Company as the holder of the Shares.

6.3	For the purpose of sub-clause 6.2, the Vendor authorises:

(a)	the Company to send any notices in respect of his shareholdings to the Purchaser;

(b)	the Purchaser to complete and return forms of proxy, consents to short notice, written resolutions and any other document required to be signed by the Purchaser as a member of the Company.

7.	Protection of Goodwill

7.1

In order to assure to the Purchaser the full benefit of the business and goodwill of the Group, but only if the Vendor is a Key Employee (and so that if he is not this Clause shall not apply to him), the Vendor undertakes on its own behalf that it shall not and it shall procure that its Affiliates shall not, directly or indirectly (whether as principal, shareholder, partner, employee, agent or otherwise), whether on their own account or in conjunction with or on behalf of any other person, do any of the following things without the prior written consent of the Purchaser (such consent not to be unreasonably withheld):

(a)	during the Restricted Period carry on or be engaged, concerned or interested in (except as the holder of shares in a company whose shares are listed on a recognised investment exchange or overseas investment exchange (as such terms are defined in sections 285 and 313 of the Financial Services and Markets Act 2000) which confer not more than five per cent. of the votes which could normally be cast at a general meeting of that company) any business which competes to any material extent with any material part of the Restricted Business within the Territory; or

(b)	during the Restricted Period endeavour to entice away from any Group Company or encourage to terminate his employment with any Group Company (whether or not such termination would be a breach of his contract of employment) any Key Employee; or

(c)	during the Restricted Period have any dealings with, canvass, solicit or approach or cause to be canvassed, solicited or approached (in relation to a business which competes with all or a material part of the Restricted Business) any person who at any time during the 12 months prior to Completion shall have been a client, customer, supplier, distributor or agent of or to any Group Company; or

(d)	during the Restricted Period interfere, seek to interfere or take such steps as may interfere with or adversely affect or influence supplies to any of the Group Companies from any suppliers who have supplied goods or services to any of the Group Companies for use in connection with the Restricted Business at any time during the 12 months prior to Completion; or

(e)	save in the circumstances referred to in clause 8.10(b) (Confidentiality), disclose to any other person any information which is secret or confidential to the business or affairs of the Group or use any such information to the detriment of the business of the Group for so long as that information remains secret or confidential; or

(f)	hold itself out as being interested in or in any way connected (other than as a matter of historic fact) with the Group Companies or any of them or permit any person to hold out the Vendor as being so interested; or

(g)	in relation to a business which is competitive or likely to be competitive with the Restricted Business, use any trade or business name or distinctive mark, style or logo used by or in the business of any Group Company or anything intended or likely to be confused with it.

7.2	Each undertaking contained in clause 7.1 shall be construed as a separate and independent undertaking and while the restrictions set out in this clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either be taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Purchaser’s legitimate interests but would be adjudged reasonable if any particular restriction or restrictions were deleted or in any part or parts of the wording thereof were deleted, restricted or limited in any particular manner (including without limitation any reduction in their duration or geographical scope) then the said restrictions shall apply with such deletions, restrictions or limitation as the case may be.

7.3	The Vendor agrees that, having regard to the facts and matters set out above and having taken professional advice, the restrictions contained in this clause 7 are reasonable and necessary for the protection of the legitimate business interests of the Purchaser.

8.	General

8.1	Entire Agreement

(a)	This Agreement together with the Majority SPAs and all of the documents in the agreed form or to be entered into pursuant to the terms of this Agreement set out the entire agreement and understanding between the parties and supersede all prior agreements, understandings or arrangements (oral or written) in respect of the subject matter of this Agreement.

(b)	The Purchaser acknowledges that it has entered into this Agreement in reliance only upon the, warranties, promises and terms specifically contained or incorporated in this Agreement and, save as expressly set out in this Agreement, the Vendor shall have no liability in respect of any other warranty, promise or other assurance made prior to the date of this Agreement, unless it was made fraudulently.

8.2	Contracts (Rights of Third Parties) Act 1999

Unless expressly provided in this Agreement, no term of this Agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

8.3	Assignment

(a)	This Agreement shall be binding upon and enure for the benefit of the successors in title of the parties but, except as set out in sub-clause (b), shall not be assignable by any party without the prior written consent of the others. In addition, no party to this Agreement may hold the benefit of this Agreement or any rights under it on trust for any third party or parties without the prior written consent of the others.

(b)	The Purchaser shall not be entitled to assign the benefit of this Agreement or any of its rights hereunder other than to another member of the Purchaser’s Group.

Any such assignment shall be on terms that if such assignee shall cease to be a member of the Purchaser’s Group it shall re-assign such benefits and rights to another member of the Purchaser’s Group or the Purchaser before ceasing to be a member of the Purchaser’s Group.

8.4	Variation

No purported variation of this Agreement shall be effective unless it is in writing and executed as a deed by or on behalf of each of the parties affected by such variation.

8.5	Effect of Completion

Except to the extent already performed, all the provisions of this Agreement shall, so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion.

8.6	Invalidity

If any part of this Agreement is found by any court or competent authority to be invalid, unlawful or unenforceable in any jurisdiction, then that provision shall be deemed not to be a part of this Agreement, and it shall not affect the enforceability of the remainder of this Agreement nor shall it affect the validity, lawfulness or enforceability of that provision in any other jurisdiction.

8.7	Releases and waivers

(a)	The rights, powers and remedies conferred on any party by this Agreement and remedies available to any party are cumulative and are additional to any right, power or remedy which it may have under general law or otherwise.

(b)	Any party may, in whole or in part, release, compound, compromise, waive or postpone, in its absolute discretion, any liability owed to it or right granted to it in this Agreement by any other party or parties without in any way prejudicing or affecting its rights in respect of that or any other liability or right not so released, compounded, compromised, waived or postponed.

(c)	No single or partial exercise, or failure or delay in exercising any right, power or remedy by any party shall constitute a waiver by that party of, or impair or preclude any further exercise of, that or any right, power or remedy arising under this Agreement or otherwise.

8.8	Further assurance

After Completion, the Vendor shall at its own expense execute such documents and take such steps as the Purchaser may reasonably require to vest the full title to the Shares in the Purchaser.

8.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

(b)	Each counterpart, when executed, shall be an original of this Agreement and all counterparts shall together constitute one instrument.

8.10	Confidentiality

(a)	Except as referred to in sub-clause (b), each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions or subject matter of this Agreement, to any other party to this Agreement to or the negotiations relating to this Agreement.

(b)	The Purchaser may disclose information which would otherwise be confidential if and to the extent:

(i)	it is required to do so by law or any securities exchange or regulatory or governmental body to which it is subject wherever situated;

(ii)	it considers it necessary to disclose the information to its professional advisers, auditors and bankers provided that it does so on a confidential basis;

(iii)	the information has come into the public domain through no fault of that party; or

(iv)	each party to whom it relates has given its consent in writing.

8.11	Default Interest

If any party defaults in the payment when due of any sum payable under this Agreement (whether payable by agreement or by an order of a court or otherwise), the liability of that party shall be increased to include interest on that sum from the date when such payment was due until the date of actual payment at a rate per annum of 2 per cent. above the base rate from time to time of National Westminster Bank PLC. Such interest shall accrue from day to day and shall be compounded annually.

9.	Announcements

9.1	Except as referred to in clause 9.2, and save as provided in clause 9.3, no announcement concerning the terms of or the parties to this Agreement shall be made by or on behalf of any of the parties without the prior written consent of the others in their absolute discretion.

9.2	Any announcement or circular required to be made or issued by any party by law or under the regulations of the UK Listing Authority, the London Stock Exchange or the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers may be made or issued by that party without consent if it has first sought consent and given the other parties a reasonable opportunity to comment on and propose amendments (which the first party shall not unreasonably refuse or fail to incorporate) to the subject matter and form of the announcement or circular (given the time scale within which it is required to be released or despatched).

9.3	The parties agree that the Purchaser will make a public filing with the Securities and Exchange Commission and an announcement on the New York Stock Exchange on signing this Agreement but only in such form as has been agreed in accordance with clause 15.3 of the Principal SPA.

10.	Costs and expenses

10.1	Except as otherwise expressly provided, as between the Vendor and the Purchaser each party shall bear its own costs and expenses incurred in the preparation, execution and implementation of this Agreement.

10.2	The Purchaser shall pay all stamp and other transfer duties and registration fees applicable to any document to which it is a party and which arise as a result of or in consequence of this Agreement.

11.	Notices

11.1	Any notice to a party under this Agreement shall be in writing signed by or on behalf of the party giving it and shall, unless delivered to a party personally, be left at, or sent by prepaid first class post, prepaid recorded delivery or facsimile to the address of the party as set out on page 1 or in schedule 1 of this Agreement or as otherwise notified in writing from time to time.

11.2	Except as referred to in clauses 11.3 and 11.4, a notice shall be deemed to have been served:

(a)	at the time of delivery if delivered personally;

(b)	48 hours after posting in the case of an address in the United Kingdom and 96 hours after posting for any other address; and

(c)	2 hours after transmission if served by facsimile on a Business Day prior to 3pm local time in the country of the addressee of the transmission or in any other case at 10 am local time in the country of the addressee of the transmission on the Business Day after the date of despatch.

11.3	If the deemed time of service is not during normal business hours in the country of receipt, the notice shall be deemed served at or, in the case of faxes, two hours after the opening of business on the next Business Day of that country.

11.4	The deemed service provisions set out in sub-clause 11.2 shall not apply to:

(a)	a notice served by post, if there is a national or local suspension, curtailment or disruption of postal services which affects the collection of the notice or is such that the notice cannot reasonably be expected to be delivered within 48 hours or 96 hours (as appropriate) after posting; and

(b)	a notice served by facsimile, if, before the time at which the notice would otherwise be deemed to have been served, the receiving party informs the sending party that the notice has been received in a form which is unclear in any material respect, and, if it informs the sending party by telephone, it also despatches a confirmatory facsimile within two hours.

11.5	In proving service it will be sufficient to prove:

(a)	in the case of personal service, that it was handed to the party or delivered to or left in an appropriate place for receipt of letters at its address;

(b)	in the case of a letter sent by post, that the letter was properly addressed, stamped and posted; and

(c)	in the case of facsimile, that it was properly addressed and despatched to the number of the party.

11.6	A party shall not attempt to prevent or delay the service on it of a notice connected with this Agreement

12.	Guarantee and indemnity

12.1.	In consideration of the Vendor entering into this Agreement, the Guarantor irrevocably and unconditionally:

(a)	guarantees to the Vendor, the due and timely performance and observance by the Purchaser of all the provisions of this Agreement and all documents referred to in it so far as the same relate to the Purchaser (including but without limitation the obligation to create, execute, deliver and enter into the B Loan Note Instrument and to issue B Loan Notes in respect thereof in accordance with the terms of this Agreement and as regards redemption of such B Loan Notes) (the “Guaranteed Obligations”) and agrees to pay on demand from time to time each sum which the Purchaser is liable to pay under this Agreement; and

(b)	agrees, as an additional and independent obligation, that if any of the Guaranteed Obligations are not recoverable from the Guarantor under the guarantee in clause 12.1(a) for any reason the Guarantor will be liable to the Vendor as a principal debtor by way of indemnity for the same amount as that for which it would have been liable had those Guaranteed Obligations been recoverable and further agrees to discharge that liability on demand from time to time.

12.2	This Guarantee shall be a continuing security until the performance and discharge in full of the Guaranteed Obligations.

12.3	The Guarantor’s obligations to the Vendor shall not be reduced, discharged, impaired or adversely affected by reason of:

(a)	any time, indulgence, waiver or other concession which the Vendor may grant to the Purchaser or any other person;

(b)	the insolvency, incapacity or lack of authority, of the Purchaser or the Guarantor or of any person purporting to act on behalf of either of them;

(c)	any termination, amendment, variation, release, novation or supplement of or to this Agreement or the terms of any of the Guaranteed Obligations;

(d)	any variation, extension, discharge or compromise of any right or remedy which the Vendor may now or hereafter have from or against the Purchaser and any other person in respect of any of the obligations and liabilities of the Purchaser and any other person under and in respect of this Agreement;

(e)	any act or omission by the Vendor or any other person in perfecting or enforcing any security, guarantee, assurance against loss or indemnity present or future from or against the Purchaser and any other person or any such security, guarantee, assurance against loss or indemnity being defective, void or unenforceable;

(f)	any claim or enforcement of payment from the Purchaser and any other person;

(g)	any defect, irregularity, unenforceability, invalidity, illegality, frustration or discharge by operation of law of any of the obligations of the Vendor or the Guarantor;

(h)	any security given or payment made to the Vendor by the Purchaser or any other person being avoided or reduced under any law (whether English or foreign) relating to bankruptcy, liquidation or analogous circumstances in force from time to time;

(i)	any change in the Purchaser’s or the Guarantor’s constitution or any statutory or other compromise or arrangement with creditors affecting the Purchaser; or

(j)	any act or omission which would not have discharged or affected the obligations of the Guarantor had it been a principal debtor instead of a guarantor.

12.4	The obligations and liabilities expressed to be undertaken by the Guarantor under this Guarantee are those of primary obligor and not merely as a surety.

12.5	The Vendor shall not be obliged before taking steps to enforce any of his/her rights and remedies under this Guarantee:

(a)	to take action or obtain judgment in any court against the Purchaser and any other person;

(b)	to make or file any claim in a bankruptcy, liquidation, administration or insolvency of the Purchaser and any other person; or

(c)	to make demand, enforce or seek to enforce any claim, right or remedy against the Purchaser and any other person

Provided that the Guarantor shall be entitled to bring on its own behalf or in the name of the Purchaser any claim, counterclaim, defence or proceeding that the Purchaser is entitled to as against any person.

12.6	This Guarantee shall be in addition to any other security, guarantee, assurance against loss or indemnity held by the Vendor at any time from the Purchaser or any other person and shall not merge with or prejudice or be prejudiced by any security, guarantee, assurance against loss or indemnity or any other contractual or legal rights of the Vendor.

12.7	Any settlement or discharge in whole or in part by the Vendor of the Guaranteed Obligations shall be deemed to be given or made on condition that it shall be of no effect as a settlement or discharge if the assurance, security or payment on the faith of which it was made shall afterwards be avoided, set aside or ordered to be refunded by virtue of any law (whether English or foreign) relating to bankruptcy, liquidation or analogous circumstances in force from time to time or for any other reason so that at any time after such avoidance, setting aside or order for refund the Vendor shall be entitled to exercise its rights under this Guarantee as if no such settlement or discharge had been made.

12.8	The obligations of the Guarantor under this guarantee shall terminate (but without prejudice to any antecedent claims or liabilities arising under this guarantee) if and to the extent that, following a Change in Control (as defined in Part 1 of Schedule 4), the party acquiring such control assumes the obligations pursuant to paragraph 9(c) of Part 2 of Schedule 4 to make payments of Additional Deferred Consideration.

13.	Governing law and jurisdiction

13.1	This Agreement shall be governed by and construed in accordance with English law.

13.2	Each of the parties irrevocably submits for all purposes in connection with this Agreement to the exclusive jurisdiction of the courts of England. For this purpose, any party not ordinarily resident in the United Kingdom shall irrevocably appoint an agent for service within the United Kingdom.

In witness whereof the parties or their duly authorised representatives have executed this Agreement as a deed and delivered it at the date first appearing at the head of this Agreement.

Schedule 1

Part 1

The Vendor’s details

(1)	(2)	(3)	(4)	(5)	(6)
Name	No. of Ordinary Shares held	No. of B Shares held	No. of C Shares held	Amount of Cash Consideration	Amount of Loan Note Consideration
				£	£

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 2

The Company

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 3

(Completion requirements)

The Vendor shall deliver to the Purchaser at Completion:

1.	stock transfer forms, duly completed and executed by the registered holder, in favour of the Purchaser (or as it may direct) in respect of the Shares together with the relevant share certificates or an indemnity for lost share certificate in the agreed form.

2.	all other papers and documents belonging to the Group which are in the possession of or under the control of the Vendor.

Schedule 4

Additional Deferred Consideration

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 5

Tax Covenant

1.	The Vendor shall be accountable for any income tax and employee national insurance liability which is chargeable on any assessable income deriving from the grant or exercise of, or other dealing in, any employee share options which were exercised in order to acquire the Ordinary Shares. In respect of such assessable income the Vendor covenants with the Purchaser that he shall indemnify the Company in respect of the following (together, “the Tax Liabilities”):

(a)	any income tax liability which falls to be paid to HM Revenue and Customs (“HMRC”) by the Company under the PAYE system as it applies to income tax and the PAYE regulations; and

(b)	any national insurance liability which falls to be paid to HMRC by the Company under the modified PAYE system as it applies for national insurance purposes and the relevant regulations being all the employee’s primary national insurance contribution.

1.2	Pursuant to the indemnity referred to in paragraph 1.1, the Vendor shall make such arrangements as the Company requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:

(a)	making a cash payment of an appropriate amount to the Company; or

(b)	appointing the Company as agent and/or attorney for the sale or redemption of any Loan Notes and authorising the payment to the Company of the appropriate amount out of the net proceeds of sale or redemption.

1.3	The Vendor shall, if so requested by the Company, enter into an election under the provisions of section 431, Income Tax Earnings and Pensions Act 2003 in a form approved by HM Revenue & Customs in respect of any securities acquired by him under this Agreement for full disapplication of Chapter 2 of Part 7 ITEPA.

Executed as a Deed by	)
Andrew Salmon	)	/s/ Andrew Salmon
as attorney for the Vendor	)
)
in the presence of:	)

Signature of witness:	/s/ Edward Savory

Name:	Edward Savory

Address:	100 Fetter Lane London EC4A 1BN

Occupation:	Trainee Solicitor

Executed as a Deed (but not	)
delivered until the date	)
appearing at the head of	)
page 1) by FIRSTCORNER LIMITED	)
acting by:	)

/s/ Tim Peterman
Director

/s/ Sameer Deen
Director/Secretary

Executed as a Deed (but not	)
delivered until the date	)
appearing at the head of	)
page 1) by The EW SCRIPPS	)
COMPANY acting by:	)

/s/ Tim Peterman
Director

/s/ Sameer Deen
Director/Secretary